Exhibit 2.1

Liberty Resources Acquisition Corp.

CONFIDENTIAL

November 22, 2022

Markmore Energy (Labuan) Limited
Caspi Oil Gas LLP

43-G The Boulevard Mid Valley City
Lingkaran Syed Putra
59200 Kuala Lumpur
Malaysia

c/o: Tan Sri Halim Saad, Executive Chairman

Re:	Fourth Amendment to Acquisition Letter (“Fourth Amendment”)

Dear Tan Sri Halim Saad and Izbassrov Saurbay:

We refer to the Acquisition Letter, dated May 16, 2022 from Liberty Resources Acquisition Corp. (the “Public Entity”) to Markmore Energy (Labuan) Limited (“Markmore”), as amended by that First Amendment to Acquisition Letter, dated August 5, 2022, Second Amendment to Acquisition Letter, dated September 21, 2022, and Third Amendment to Acquisition Letter, dated October 21, 2022 (as so amended, the “AL”), by and among the Public Entity, Markmore and Caspi Oil Gas LLP (“COG” or the “Company”) regarding the Public Entity’s offer to acquire Markmore’s wholly-owned subsidiary COG. Initially capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the AL.

A.       The first and second sentence of the section titled “Transaction Consideration” on Exhibit A is hereby amended to read in its entirety as follows:

“The total consideration provided to the Company’s equity holders (including holders of vested stock options) (the “Existing Equity Holders”) in the Business Combination will be US$463.7 million (the “Transaction Consideration”). The settlement to COG shall be a combination of the following forms:

i.	To assume the liabilities of COG creditors amounting to US$50 million;

ii.	Cash Payment amounting to US$50 million;

iii.	Equivalent of US$36 million to be in the form of preferred stock (the “Preferred Stock”); and

iv.	Balance shall be in the form of common stock to be issued to the Seller of equivalent amount of US$327.7 million (US$463.7M – U$50M – U$50M – US$36M).

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The Preferred Stock shall be redeemable by the Public Entity at any time for (i) cash, (ii) non-cash product such as gas sold up to the value to be determined by the Public Entity and Markmore or (iii) a combination thereof

B.        The first sentence of the third paragraph on page 9 of the AL is hereby amended and restated to read in its entirety as follows (it being understood that this change will result in a corresponding extension of the Exclusivity Period to December 15, 2022):

“We anticipate the completion of our due diligence of the Company by December 15, 2022, which date may be extended by mutual agreement to allow for completion of all the required reports and conditions to be met and reviewed by us (the “Due Diligence Period”).”

Both parties, the Public Entity and Markmore has completed the due diligence process and required condition precedents are met for the purpose of execution of the Business Combination Agreement (the “BCA”).

C.       Except as set forth herein, the AL shall remain in full force and effect in accordance with its terms.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Please acknowledge your acceptance of and agreement to the foregoing by signing and returning to the undersigned as soon as possible a counterpart of this Amendment.

Sincerely,

LIBERTY RESOURCES ACQUISITION CORP.

By:	/s/ Dato’ Maznah Binti Abdul Jalil
Name: Dato’ Maznah Binti Abdul Jalil
Title: Chief Executive Officer

By:	/s/ Dato’ Maznah Binti Abdul Jalil
Name: Dato’ Khalid bin Hj Ahmad
Title: Chief Financial Officer

[Signature Page to Fourth Amendment to Acquisition Letter]

Accepted and agreed as of the date first written above.

MARKMORE ENERGY (LABUAN) LIMITED

By:	/s/ Tan Sri Halim Saad
Name: Tan Sri Halim Saad
Title: Executive Chairman

CASPI OIL GAS LLP

By:	/s/ Izbassrov Saurbay
Name: Izbassrov Saurbay
Title: General Director

[Signature Page to Fourth Amendment to Acquisition Letter]

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